Exhibit 99.1

Inventure Foods, Inc. to be Acquired by Utz Quality Foods, LLC

PHOENIX, Az. and HANOVER, Pa., Oct. 26, 2017 (GLOBE NEWSWIRE) — Inventure Foods, Inc. (NASDAQ: SNAK) (“Inventure Foods” or the “Company”), a leading specialty food marketer and manufacturer, and Utz Quality Foods, LLC (“Utz”), the largest privately-held and family-managed branded salty snack manufacturer and marketer in the United States, today announced they entered into a merger agreement pursuant to which Utz has agreed to acquire all of the Company’s outstanding shares of common stock in an all-cash transaction.

Under the terms of the merger agreement, an indirect subsidiary of Utz will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock at a price of $4.00 per share in cash, for a total purchase price of approximately $165 million, including the assumption of approximately $75 million of debt and debt-like items, net of cash, approximately $8 million of the Company’s estimated closing costs and approximately $3 million due to equity award holders. The acquisition is structured as an all-cash tender offer for all of the outstanding shares of Inventure Foods common stock, to be followed by a merger in which each remaining untendered share of Inventure Foods will be converted into the right to receive the same $4.00 per share cash price paid in the tender offer.

The transaction, which was unanimously approved by the Boards of both Inventure Foods and Utz, is subject to the tender of more than 50 percent of the fully diluted shares of Inventure Foods common stock, the receipt of certain regulatory approvals and other customary closing conditions. The transaction is not subject to a financing contingency and is expected to close by the end of the fourth quarter of 2017. The tender offer is expected to commence within ten business days.

“This transaction is the result of diligent analysis and thoughtful strategic deliberations by our Board of Directors and the result of the strategic and financial review we initiated in July 2016,” stated Terry McDaniel, Chief Executive Officer of Inventure Foods. “Our Board, with the advice of independent advisors, determined that this transaction will deliver immediate and certain cash value to our stockholders and new opportunities for our snack brands.”

“We are tremendously excited about the opportunity to acquire Inventure Foods,” said Dylan Lissette, Chief Executive Officer of Utz Quality Foods. “The Company’s specialty snack food products and brands, as well as its geographic footprint, customer relationships and distribution strengths, are highly complementary to our business and we look forward to continuing Inventure’s strong heritage of innovation in both healthy and indulgent snacking. We have also been extremely impressed with the team at Inventure, and look forward to working together going forward.”

As previously announced, on September 29, 2017, the Company entered into a Limited Waiver and Sixth Amendment to Credit Agreement (the “Sixth Amendment”) with BSP Agency, LLC, as agent (“BSP”), and the lenders (the “Lenders”) from time to time a party to the Credit Agreement (defined below), which further amended the Credit Agreement, dated as of November 18, 2015, among the Borrowers a party thereto, the Lenders, and BSP (as amended from time to time, the “Credit Agreement”). Under the terms of the Sixth Amendment, the Lenders agreed to, among other things, (i) a further extension from September 30, 2017 to October 31, 2017 of the temporary waiver of the requirement under the Credit Agreement to deliver audited financial statements without a going concern opinion, and (ii) a temporary waiver until October 31, 2017 of the financial covenants with which the Company was required to comply under the Credit Agreement.

As a result of this transaction, BSP and the other Lenders have agreed to further extend the temporary waivers from October 31, 2017 to January 15, 2018 pursuant to a Limited Waiver, Consent and Seventh Amendment to Credit Agreement (the “Seventh Amendment”), in order to give the Company sufficient time to complete the proposed transaction. Without this further extension of the temporary waivers beyond October 31st, the Company would have been in default of the EBITDA financial covenants under the Credit Agreement and the requirement to deliver audited financial statements without a going concern opinion. Pursuant to the Seventh Amendment, the Lenders have agreed to loan the Company up to an additional $5 million, which the Company may require to satisfy its expected operating expenses through December 31, 2017.

The Company is represented in this transaction by its financial advisor, Rothschild, and its legal counsel, DLA Piper LLP (US). Inventure retained Rothschild as its financial advisor in connection with a formal process to conduct a “strategic and financial review” of the Company in July 2016. Utz Quality Foods is represented in this transaction by its financial advisor, Stephens Inc., and its legal counsel, Cozen O’Connor.

About Inventure Foods, Inc.

With manufacturing facilities in Arizona and Indiana, Inventure Foods, Inc. (Nasdaq:SNAK) is a marketer and manufacturer of specialty food brands in better-for-you and indulgent categories under a variety of Company owned and licensed brand names, including Boulder Canyon Foods™, TGI Fridays™, Nathan’s Famous®, Vidalia Brands®, Poore Brothers®, and Tato Skins®, Bob’s Texas Style®. For further information about Inventure Foods, please visit www.inventurefoods.com.

About Utz Quality Foods, LLC

Founded in 1921, Utz® Quality Foods, LLC is the largest privately-held and family-managed branded salty snack company in the United States, producing a full line of products including potato chips, pretzels, cheese snacks, corn chips, tortillas, veggie stix/straws, popcorn, onion rings, pork skins and more. Its brands, which include Utz®, Golden Flake®, Zapp’s®, “Dirty”® Potato Chips,

Good Health®, Bachman®, Bachman Jax®, Wachusett® and Snikiddy® among others, are distributed nationally and internationally through grocery, mass-merchant, club stores, convenience stores, drug stores and other channels. Based in Hanover, PA, Utz operates 10 facilities located in Pennsylvania, Colorado, Louisiana, Massachusetts and Alabama.

For information about Utz® or its products, please visit www.utzsnacks.com or call 1-800-FOR-SNAX.

Note Regarding Forward-looking Statements

Any forward-looking statements, including, but not limited to, statements regarding the proposed transaction between Inventure Foods and Utz, the expected timetable for completing the transaction, strategic and other potential benefits of the transaction, and other statements about Inventure Foods or Utz management’s future expectations, beliefs, goals, plans or prospects, are subject to risks and uncertainties such as those described in Inventure Foods’ periodic reports on file with the Securities and Exchange Commission. These statements speak only as of the date of this press release and are based on Inventure Foods or Utz’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting their industries; and changes in facts and circumstances and other uncertainties concerning the proposed transaction. Further information about these matters can be found in Inventure Foods’ Securities and Exchange Commission filings. Inventure Foods’ cautions investors not to place considerable reliance on the forward-looking statements contained in this press release. Except as required by applicable law or regulation, Inventure Foods does not undertake any obligation to update or revise any of their forward-looking statements to reflect future events or circumstances.

Important additional information will be filed with the U.S. Securities and Exchange Commission

The tender offer for the outstanding shares of Inventure Foods has not yet commenced. This press release is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Utz and its acquisition sub (“Offeror”) will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, the Offeror will file tender offer materials on Schedule TO, and Inventure Foods will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMMON STOCK OF INVENTURE FOODS

ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO THE TENDER OFFER, THAT HOLDERS OF COMMON STOCK OF INVENTURE FOODS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of common stock of Inventure Foods at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available) will be made available for free at the SEC’s website at www.sec.gov.

Contacts:

For Inventure Foods, Inc.:

Katie Turner, ICR (646) 277-1200

or

For Utz Quality Foods:

George Neiderer, Utz SVP HR (717) 637-1759

Kevin J. Brick, Utz SVP Marketing (717) 637-1759